UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[NO FEE REQUIRED].

For the fiscal year ended April 30, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

[NO FEE REQUIRED].

For the transition period from              to

Commission File Number 1-13666

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Darden Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DARDEN RESTAURANTS, INC.

5900 Lake Ellenor Drive

Orlando, Florida 32809

REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statement of Net Assets Available for Benefits as of April 30, 2007 and 2006, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits for the years ended April 30, 2007 and 2006, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 – Schedule of Assets (Held at End of Year) April 30, 2007.

Schedule 2 – Schedule of Reportable Transactions, Year Ended April 30, 2007.

DARDEN SAVINGS PLAN

Financial Statements and Supplemental Schedules

April 30, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

DARDEN SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Benefit Plan Financial Committee

Darden Restaurants, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Darden Savings Plan (the Plan) as of April 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended April 30, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules – Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

October 23, 2007
Tampa, Florida
Certified Public Accountants

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2007

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value:
Short-term investments, at cost which approximates fair value	$757,432	2,147,048	2,904,480
RiverSource Trust Stable Capital Fund II	54,537,575	—	54,537,575
Pimco Total Return Fund	11,742,119	—	11,742,119
RiverSource Trust Equity Index Fund I	58,303,774	—	58,303,774
T. Rowe Price Small Cap Stock Fund	38,253,968	—	38,253,968
EuroPacific Growth Fund	36,478,214	—	36,478,214
Harbor Capital Appreciation Fund	5,182,143	—	5,182,143
Davis New York Venture Fund	11,837,640	—	11,837,640
Vanguard Target Retirement Funds	9,606,502	—	9,606,502
Vanguard Strategic Equity Fund	8,926,150	—	8,926,150
Common stock of Darden Restaurants, Inc. – allocated	28,342,330	168,545,601	196,887,931
Common stock of Darden Restaurants, Inc. – unallocated	—	158,967,205	158,967,205
Participant loans	11,440,114	—	11,440,114

Total investments	275,407,961	329,659,854	605,067,815

Receivables:
Participant contributions	—	—	—
Employer contribution	—	145,965	145,965
Accrued dividend and interest	161,997	1,842,183	2,004,180

Total receivables	161,997	1,988,148	2,150,145

Total assets	275,569,958	331,648,002	607,217,960

Liabilities:
ESOP loan	—	20,792,954	20,792,954
Interest payable	—	58,688	58,688

Total liabilities	—	20,851,642	20,851,642

Net assets available for benefits	$275,569,958	310,796,360	586,366,318

Number of participants (unaudited)	53,060	11,443

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Net Assets Available for Benefits

April 30, 2006

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Assets:
Investments, at fair value:
Short-term investments, at cost which approximates fair value	$410,184	254,007	664,191
RiverSource Trust Stable Capital Fund II	49,993,621	—	49,993,621
Pimco Total Return Fund	10,554,995	—	10,554,995
RiverSource Trust Equity Index Fund I	51,438,731	—	51,438,731
T. Rowe Price Small Cap Stock Fund	36,870,556	—	36,870,556
EuroPacific Growth Fund	30,022,368	—	30,022,368
Harbor Capital Appreciation Fund	5,159,942	—	5,159,942
Davis New York Venture Fund	8,121,567	—	8,121,567
Vanguard Target Retirement Funds	3,382,950	—	3,382,950
Vanguard Strategic Equity Fund	6,567,495	—	6,567,495
Common stock of Darden Restaurants, Inc. – allocated	29,627,809	166,571,618	196,199,427
Common stock of Darden Restaurants, Inc. – unallocated	—	187,365,381	187,365,381
Participant loans	10,378,244	—	10,378,244

Total investments	242,528,462	354,191,006	596,719,468

Receivables:
Participant contributions	365,949	—	365,949
Employer contribution	—	239,488	239,488
Accrued dividend and interest	153,197	1,801,838	1,955,035

Total receivables	519,146	2,041,326	2,560,472

Total assets	243,047,608	356,232,332	599,279,940

Liabilities:
ESOP loan	—	24,070,954	24,070,954
Interest payable	—	59,405	59,405

Total liabilities	—	24,130,359	24,130,359

Net assets available for benefits	$243,047,608	332,101,973	575,149,581

Number of participants (unaudited)	50,895	11,296

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2007

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,059,049	16,306,908	32,365,957
Dividends and interest	6,542,325	3,882,617	10,424,942

Net investment income	22,601,374	20,189,525	42,790,899

Participant loan activity during the year:
Withdrawals	50,747	—	50,747
Repayments (including interest)	835,598	—	835,598

Total loan activity	886,345	—	886,345

Contributions:
Participants	22,625,631	—	22,625,631
Employer	—	778,805	778,805

Total contributions	22,625,631	778,805	23,404,436

Total additions, net	46,113,350	20,968,330	67,081,680

Deductions from net assets attributed to:
Benefits paid to participants	(23,541,338)	(30,695,521)	(54,236,859)
Interest expense	—	(1,275,069)	(1,275,069)
Administrative expenses	(271,061)	(81,954)	(353,015)
Transfers between funds	10,221,399	(10,221,399)	—

Total deductions, net	(13,591,000)	(42,273,943)	(55,864,943)

Net Increase (decrease)	32,522,350	(21,305,613)	11,216,737
Net assets available for benefits:
Beginning of year	243,047,608	332,101,973	575,149,581

End of year	$275,569,958	310,796,360	586,366,318

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended April 30, 2006

	Participant directed funds	Nonparticipant directed (ESOP) funds	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$32,404,028	88,065,549	120,469,577
Dividends and interest	4,032,186	3,741,477	7,773,663

Net investment income	36,436,214	91,807,026	128,243,240

Participant loan activity during the year:
Withdrawals	13,850	—	13,850
Repayments (including interest)	581,519	—	581,519

Total loan activity	595,369	—	595,369

Contributions:
Participants	21,160,336	—	21,160,336
Employer	—	2,307,581	2,307,581

Total contributions	21,160,336	2,307,581	23,467,917

Total additions, net	58,191,919	94,114,607	152,306,526

Deductions from net assets attributed to:
Benefits paid to participants	(20,296,812)	(24,964,912)	(45,261,724)
Interest expense	—	(1,099,572)	(1,099,572)
Administrative expenses	(321,755)	(163,183)	(484,938)
Transfers between funds	7,003,324	(7,003,324)	—

Total deductions, net	(13,615,243)	(33,230,991)	(46,846,234)

Net Increase	44,576,676	60,883,616	105,460,292
Net assets available for benefits:
Beginning of year	198,470,932	271,218,357	469,689,289

End of year	$243,047,608	332,101,973	575,149,581

See accompanying notes to financial statements.

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

(1)	Description of the Plan

The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan, as amended, was originally established in June 1973. The Plan covers certain employees of Darden Restaurants, Inc.’s operating and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are age 21 or older, regardless of their length of service. The Plan also allows allocation of Company shares in the ESOP Fund (an employee stock ownership component of the Plan) for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that have at least five years of service with the Company. Effective March 2004, the Plan was amended to temporarily suspend the allocation of Company shares in the ESOP Fund for incentive bonuses earned by restaurant management through August 2004 and then restrict the allocation of Company shares in the ESOP Fund for payment of incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. This amendment also disallowed the allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain Restaurant Support Center administrative employees effective March 2004.

Effective June 2002, the Plan allowed participants to immediately transfer ESOP Funds credited to their accounts to any of the Plan’s other investment funds. The Plan was amended to change the maximum Company variable contribution from 100% to 120% effective July 2002. Effective January 2004, the Plan was amended to allow employees, other than qualified managers, to contribute up to 25% of their eligible compensation each year. Effective April 29, 2004, the deferral limit for qualified managers was also raised to 25% of eligible pay.

Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company’s operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants’ accounts based on their relative account balances.

Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months; 50% of their vested account balance; an amount which would result in loan repayments not to exceed 50% of the participant’s 13 week average net take-home pay; or the vested balance in the participant’s account excluding amounts in the ESOP Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant’s account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a distribution of the total value of his or her account. If that participant had a vested account balance as of

6	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $5,000 or less (See note 3). Terminating participants having vested account balances greater than $5,000 may elect to receive either a lump sum distribution or to leave their accounts in the Plan until attainment of age 65. Effective March 2005, the Plan was amended to lower the threshold for automatic distributions from $5,000 to $1,000. Effective October 2003, the Plan was amended to allow the Plan to charge annual fees to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

Ameriprise Financial, Inc. (Ameriprise) was formerly a wholly owned subsidiary of American Express Company. Effective September 30, 2005, American Express Company distributed its Ameriprise common shares to American Express Company shareholders. Ameriprise Trust Company (the Trustee), a subsidiary of Ameriprise Financial, Inc. and formerly known as American Express Trust Company, performs the trustee and administrative duties for the Plan. On June 1, 2006, Wachovia Corp. acquired the defined contribution recordkeeping business of Ameriprise. Upon completion of the acquisition, the defined contribution recordkeeping business of Ameriprise became part of Wachovia Retirement Services, a division of Wachovia Corp. Effective June 1, 2006, Wachovia Retirement Services (Trustee) began to serve as trustee and administrator of the Plan.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion that it votes allocated shares that it did receive instructions for. The Trustee is required to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan accounts for certain changes in net assets as follows:

•

Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the Participant Directed Funds (excluding Company Common Stock Fund) are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the fair value of the respective funds; and

•	Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

(b)	Investments

Plan investments are recorded at fair value. When available, fair value is determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Short-term investments are stated at cost, which approximates fair value. Participant loans are valued at their outstanding balances, which approximates fair value. Investments in common collective trusts are carried at fair value based on the fair value of the underlying securities in which the account is invested.

7	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements and schedules.

As of April 30, 2007, 59% of the Plan’s investments are in the common stock of Darden Restaurants, Inc., the Plan’s sponsor. Accordingly, changes in the value of the Company’s common stock could have a greater effect on the Plan’s financial statements than other Plan investments.

(c)	Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

(d)	Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(3)	Forfeitures and Vesting

Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant’s fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2007 and 2006 Plan years, $182,098 and $344,873, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions during 2007 or 2006.

(4)	Choice of Investments

In August 2005, the following six funds were added to the Plan: Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, and Vanguard Target Retirement Income Fund. In addition, the Vanguard Strategic Equity Fund was added to replace the MSIF Trust U.S. Mid Cap Value Portfolio.

8	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

Effective September 30, 2005, the following funds were renamed in connection with the aforementioned Ameriprise stock distribution (See note 1): The American Express Trust Equity Index Fund I was renamed to the RiverSource Trust Equity Index Fund I, and the American Express Trust Stable Capital Fund II was renamed to the RiverSource Trust Stable Capital Fund II. In addition, the Trustee serves as trustee, custodian, and investment manager for both of these funds.

As of April 30, 2007, participant contributions to the Plan may be directed to 15 basic investment alternatives: RiverSource Trust Stable Capital Fund II, Pimco Total Return Fund, RiverSource Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, Harbor Capital Appreciation Fund, Davis New York Venture Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement Income Fund, Vanguard Strategic Equity Fund and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.

(5)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at April 30, 2007 and 2006:

	2007	2006
Investments at fair value:
RiverSource Trust Stable Capital Fund II, 2,746,378 and 2,635,960 shares at April 30, 2007 and 2006, respectively	$54,537,575	49,993,621
RiverSource Trust Equity Index Fund I, 1,230,193 and 1,248,059 shares at April 30, 2006 and 2005, respectively	58,303,774	51,438,731
T. Rowe Price Small Cap Stock Fund, 1,072,140 and 1,009,876 shares at April 30, 2007 and 2006, respectively	38,253,968	36,870,556
EuroPacific Growth Fund, 731,319 and 645,781 shares at April 30, 2006 and 2005, respectively	36,478,214	30,022,368
Common stock of Darden Restaurants, Inc. (including $327,512,806 and $353,936,999 of non-participant directed funds at April 30, 2007 and 2006, respectively), 8,578,957 and 9,685,980 shares at April 30, 2007 and 2006, respectively	355,855,136	383,564,808

Total dividends received by the Plan from the common stock of Darden Restaurants, Inc. for the years ended April 30, 2007 and 2006 were $2,123,991 and $1,207,555, respectively.

9	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

The Plan’s investments appreciated (depreciated) in value, net, as follows (In August 2005, the Vanguard Strategic Equity Fund was added to replace the MSIF Trust U.S. Mid Cap Value Portfolio.):

	2007	2006
RiverSource Trust Stable Capital Fund II	$2,407,773	1,915,022
Pimco Total Return Fund	159,504	(404,656)
RiverSource Trust Equity Index Fund I	7,612,390	6,892,961
T. Rowe Price Small Cap Stock Fund	(730,022)	7,169,054
EuroPacific Growth Fund	2,428,631	6,888,419
MSIF Trust U.S. Mid Cap Value Portfolio	—	477,013
Harbor Capital Appreciation Fund	251,320	749,028
Davis New York Venture Fund	1,341,627	1,100,292
Vanguard Target Retirement Funds	683,113	87,680
Vanguard Strategic Equity Fund	467,872	302,121
Darden Common Stock	1,436,841	7,227,094
ESOP Fund	16,306,908	88,065,549

Total	$32,365,957	120,469,577

(6)	Company Common Stock Fund

Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2007 and 2006, the fair value of the shares held in participant directed accounts was $28,342,330 (683,277 shares) and $29,627,809 (748,177 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)	ESOP Fund

The ESOP Fund consists of common stock of the Company and cash which is held in short-term investments. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Fund. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan’s other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

At April 30, 2007 and 2006, the ESOP Fund consists of 7,895,680 and 8,937,803 shares, respectively, of the Company’s common stock. Of the total shares held by the ESOP Fund, 4,063,298 shares at April 30, 2007 and 4,206,354 shares at April 30, 2006 of Company common stock have been allocated to individual participant accounts. The remaining 3,832,382 shares at April 30, 2007 and 4,731,449 shares at April 30, 2006 of Company common stock, which are held by the Trustee, are reserved for future Company matching contributions and incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. The shares become available for allocation to participants’ accounts as ESOP loan principal and interest is paid. At April 30, 2007, the fair value of the 3,832,382 unallocated Company shares was $158,967,205 and the fair value of the 4,063,298 allocated shares was $168,545,601. At April 30, 2006, the fair value of the 4,731,449 unallocated Company shares was $187,365,381 and the fair value of the 4,206,354 allocated shares was $166,571,618.

10	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

In May 2005, the ESOP borrowed $1,605,954 from Darden Restaurants, Inc. at a variable interest rate and acquired an additional 50,000 shares of the Company’s common stock. The promissory note bears interest at a variable rate payable on a quarterly basis. No principal payments are due on the note until December 15, 2008 and the entire principal is scheduled to be repaid by December 31, 2018. Any or all of the principal may be prepaid at any time.

The ESOP Fund has three promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $2,287,000, $16,900,000 and $1,605,954 as of April 30, 2007 and $5,565,000, $16,900,000 and $1,605,954 as of April 30, 2006. The notes bear interest at variable rates payable on a monthly, bi-monthly, or quarterly basis at the discretion of the Company. As of April 30, 2007 and 2006, the interest rate on the notes was 5.645% and 5.226%, respectively. No principal payments on the notes are required until the due dates, December 31, 2007, December 15, 2014 and December 15, 2008, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2007 and 2006, the ESOP Fund made principal payments of $3,278,000 and $3,565,000, respectively.

(8)	Related Party Transactions

Certain plan investments are in common stock of the Company, as previously described, units of participation in common trust funds and shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee’s administrative and trustee fees. Such fees, net of plan forfeitures and fees paid by terminated participants used to cover plan expense, were $301,562 and $396,562 for the years ended April 30, 2007 and 2006, respectively.

Certain plan investments are loans to participants who are employees of the Company and, therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay annual fees. Therefore, these transactions also qualify as party-in-interest transactions. Annual fees paid by participants were $58,766 and $54,184 for the years ended April 30, 2007 and 2006, respectively.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the accompanying financial statements	$586,366,318	575,149,581
Due to plan participants	(126,050)	(276,562)
Participant loans – deemed distributions	(77,640)	(106,115)

Net assets available for benefits per Form 5500	$586,162,628	574,766,904

11	(Continued)

DARDEN SAVINGS PLAN

Notes to Financial Statements

April 30, 2007 and 2006

The following is a reconciliation of total additions, net, per the accompanying financial statements to the Form 5500:

	2007	2006
Total additions, net, per the accompanying financial statements	$67,081,680	152,306,526
Interest income on deemed distributed loans	—	207

Total additions per Form 5500	$67,081,680	152,306,733

The following is a reconciliation of total deductions, net, per the accompanying financial statements to the Form 5500:

	2007	2006
Total deductions, net, per the accompanying financial statements	$55,864,943	46,846,234
Amounts allocated to withdrawing participants at end of year	126,050	276,562
Amounts allocated to withdrawing participants at beginning of year	(276,562)	(128,740)
Deemed distributed loans offset by total distributions	(22,044)	(49,422)
Change in deemed loans	(6,431)	30,652

Total deductions per Form 5500	$55,685,956	46,975,286

(10)	Tax Status

The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2007. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(11)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Trust Fund by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant’s ESOP account balance to the total of all ESOP account balances.

12

DARDEN SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

April 30, 2007

Issuer	Face amount or number of units	Cost	Current value
Common stock of Darden Restaurants, Inc.*, **	8,578,957	$46,792,132	355,855,136
RiverSource Trust Stable Capital Fund II*	2,746,378	45,479,539	54,537,575
Pimco Total Return Fund	1,123,583	11,904,666	11,742,119
RiverSource Trust Equity Index Fund I*	1,230,193	39,506,817	58,303,774
T. Rowe Price Small Cap Stock Fund	1,072,140	29,045,088	38,253,968
EuroPacific Growth Fund	731,319	26,052,327	36,478,214
Harbor Capital Appreciation Fund	150,076	4,420,186	5,182,143
Davis New York Venture Fund	292,432	9,267,858	11,837,640
Vanguard Target Retirement 2045 Fund	97,796	1,330,156	1,433,329
Vanguard Target Retirement 2035 Fund	136,114	1,825,342	1,992,714
Vanguard Target Retirement 2025 Fund	181,625	2,323,407	2,490,077
Vanguard Target Retirement 2015 Fund	189,942	2,274,427	2,474,947
Vanguard Target Retirement 2005 Fund	68,527	769,502	817,527
Vanguard Target Retirement Income Fund	36,206	386,246	397,908
Vanguard Strategic Equity Fund	348,270	8,191,770	8,926,150
Participant Loans outstanding – interest rates ranging from 5.00% – 10.50% with varying maturities*	2,346	—	11,440,114
RiverSource Trust Company Short-term Investment Fund*	2,904,480	2,904,480	2,904,480

*	Party-in-interest
**	Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable.

See	accompanying report of independent registered public accounting firm.

DARDEN SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended April 30, 2007

5% series of transactions by security issue described in 29 CFR 2520 [(103-6(c)(i)(iii)]

	Purchases		Sales		Cost of asset	Current value on transaction date	Net gain
Issuer/description	Number of Transactions	Purchase Price	Number of Transactions	Selling Price
RiverSource Trust Company Short-term Investment Fund*	237	$38,338,372	—	$—	$38,338,372	$38,338,372	$—
RiverSource Trust Company
Short-term Investment Fund*	—	—	378	35,021,956	35,021,956	35,021,956	—
Common stock of Darden
Restaurants, Inc.*	61	3,438,197	—	—	3,438,197	3,438,197	—
Common stock of Darden
Restaurants, Inc.*	—	—	94	47,751,164	45,961,293	47,751,164	1,789,871

* Party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBITS

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plan Financial Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.

DARDEN SAVINGS PLAN

	By:	Benefit Plan Financial Committee, as financial administrator of the Darden Savings Plan

Dated: October 25, 2007	By:	/s/ C. Bradford Richmond
C. Bradford Richmond, Chairperson
Benefit Plan Financial Committee Darden Restaurants, Inc.

EXHIBIT INDEX

Exhibit Number	Title
23	Consent of KPMG LLP, as Independent Registered Public Accounting Firm.